UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

August 18, 2023

Commission File Number 001-41188

ADS-TEC ENERGY PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

10 Earlsfort Terrace

Dublin 2, D02 T380, Ireland

Telephone: +353 1 920 1000

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

CONTENTS

Promissory Notes

On August 18, 2023, ads-tec Energy Inc., a Delaware corporation (“Debtor”) and wholly-owned subsidiary of ads-tec Energy PLC (the “Company”) issued secured promissory notes with an aggregate principal amount of $15,000,000 (“Aggregate Principal Amount”) to certain lenders (the “Lenders”), with the promissory notes having a maturity date of July 31, 2024 (the “Promissory Notes”). The Lenders include entities and individuals affiliated with Lucerne Capital.

The Promissory Notes bear interest at a rate of 10% per annum. The Debtor can prepay the Promissory Notes, in whole or in part, on any business day prior to July 31, 2024, after the initial drawdown date, at the election of the Company.

The foregoing summary of the Promissory Notes is qualified in its entirety by reference to the form of Promissory Note attached hereto as Exhibit 10.1 and incorporated herein by reference.

Warrants

In connection with the Debtor’s entry into the Promissory Notes, on August 18, 2023, the Company entered into warrant agreements with the Lenders (the “Warrants”), pursuant to which the Lenders subscribed to purchase 3,500,001 duly authorized, fully paid, and nonassessable ordinary shares, nominal value $0.0001 per share (the “Warrant Shares”) of the Company, at a purchase price of $6.20 per Warrant Share. Each Warrant is exercisable, in whole or in part, from August 18, 2024 until 5:00 p.m., Eastern Time, on August 18, 2025. Regardless of either the amount the Debtor actually draws under the Promissory Notes or the amount each Lender actually funds pursuant to their respective Promissory Notes, each Lender may exercise its respective Warrant for such Lender’s total pro rata amount of Warrant Shares, calculated by multiplying the quotient of such Lender’s respective commitment amount over the Aggregate Commitment Amount by the total number of Warrant Shares.

The foregoing summary of the Warrants is qualified in its entirety by reference to the form of Warrant attached hereto as Exhibit 10.2 and incorporated herein by reference.

Guarantee Agreements

In connection with the Debtor’s entry into the Promissory Notes, on August 18, 2023, the Company entered into a guarantee agreement with the Lenders (the “Company Guarantee Agreement”). Additionally, on August 18, 2023, ads-tec Energy GmbH, an entity formed under the laws of Germany and wholly owned subsidiary of the Company (“German Sub”), entered into a guarantee agreement with the Lenders (the “German Guarantee Agreement,” and together with the Company Guarantee Agreement, the “Guarantee Agreements”). Pursuant to the Guarantee Agreements, the Company and the German Sub agreed to provide guarantees for the Debtor’s obligations, including all monies, obligations and liabilities thereafter due, owing or incurred by the Debtor to the Lenders under the Promissory Notes, including interest (including interest capitalized or rolled up and default interest) at such rates and upon such terms as may from time to time be payable by the Debtor to the Lender. Additionally, pursuant to the Company Guarantee Agreement, the Company agreed to liability as the sole and primary guarantor for the Debtor’s obligations.

The foregoing summary of the Guarantee Agreements is qualified in its entirety by reference to the Company Guarantee Agreement and the German Guarantee Agreement, which are attached hereto as Exhibits 10.3 and 10.4, respectively, and incorporated herein by reference.

Security Agreement

In connection with the Promissory Notes, on August 18, 2023, the Debtor entered into a security agreement with The Lucerne Capital Master Fund, L.P. (the “Secured Party”), as secured party for the Lenders (the “Security Agreement”). Pursuant to the Security Agreement, Debtor assigned and granted to the Secured Party, for the benefit of the Lenders, a security interest in all of its right, title and interest in and to all of the personal property of Debtor as collateral security for the prompt payment in full when due (whether at stated maturity, by acceleration or otherwise) of all obligations and liabilities of Debtor arising out of or in connection with the Promissory Notes.

The foregoing summary of the Security Agreement is qualified in its entirety by reference to the Security Agreement, which is attached hereto as Exhibit 10.5 and incorporated herein by reference.

CAUTIONARY STATEMENT REGARDING FORWARD-LOOKING STATEMENTS

This Form 6-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. The Company’s actual results may differ from its expectations, estimates and projections and consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believe,” “hope,” “predict,” “potential,” “continue,” and similar expressions are intended to identify such forward-looking statements. These forward-looking statements include the Company’s expectations with respect to future performance and involve significant risks and uncertainties that could cause the actual results to differ materially from the expected results. Most of these factors are outside the Company’s control and are difficult to predict. Factors that may cause such differences include but are not limited to risks and uncertainties incorporated by reference under “Risk Factors” in the Company’s Form 20-F (SEC File No. 001-41188) filed with the U.S. Securities and Exchange Commission (the “SEC”) on May 11, 2023 and in the Company’s other filings with the SEC. The Company cautions that the foregoing list of factors is not exclusive. The Company cautions readers not to place undue reliance upon any forward-looking statements, which speak only as of the date made. The Company does not undertake or accept any obligation or undertaking to release publicly any updates or revisions to any forward-looking statements to reflect any change in its expectations or any change in events, conditions, or circumstances on which any such statement is based.

Exhibit List

Exhibit No.	Description
10.1	Form of Promissory Note, dated August 18, 2023, by and between the Debtor and the Lenders.
10.2	Form of Warrant, dated August 18, 2023, by and between the Company and the Lenders.
10.3	Guarantee Agreement, dated August 18, 2023, by and between the Company and the Lenders.
10.4	Guarantee Agreement, dated August 18, 2023, by and between the German Sub and the Lenders.
10.5	Security Agreement, dated August 18, 2023, by and between the Debtor and the Secured Party.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dated: August 25, 2023	ads-tec Energy PLC

	By:	/s/ Wolfgang Breme
	Name:	Wolfgang Breme
	Title:	Chief Financial Officer

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